SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

ISA International plc
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Daisytek International Corporation
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Company Secretary
ISA International plc
66/70 Vicar Lane
Bradford, West Yorkshire BD1 5AG
44 1274 306 787
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 23, 2002
(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by Daisytek International Corporation, a Delaware corporation ("Daisytek"), in connection with an offer (the "Offer") by Daisytek and Daisytek UK Limited, a company incorporated in the United Kingdom and a wholly-owned subsidiary of Daisytek, to acquire the entire issued share capital of ISA International plc, a public limited company listed on the Alternative Investment Market of the London Stock Exchange and organized under the laws of England and Wales ("ISA"), in accordance with the terms described in the offer document dated May 23, 2002 and titled "Recommended Offer by Robert W. Baird Limited on behalf of Daisytek UK Limited, a wholly-owned subsidiary of Daisytek International Corporation, for ISA International plc" which was furnished to the Securities and Exchange Commission on Form CB on May 24, 2002.

A press release relating to the Offer, dated June 27, 2002, and titled "Daisytek Offer Update" was issued on June 27, 2002, a copy of which is attached to this Form CB.

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

Attached to this Form CB, beginning on the next page, are the following disclosure documents, including any amendments thereto, that have been delivered to proposed holders of ISA shares or published in the home jurisdiction of ISA in connection with the offer:

(a) The press release dated June 27, 2002 and titled "Daisytek Offer Update."

Item 2. Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the outside cover page or other prominent portion of the press release.

EMBARGOED UNTIL 7.00 A.M. ON 27 JUNE 2002

DAISYTEK OFFER UPDATE.

ISA INTERNATIONAL PLC ("ISA" OR THE "COMPANY")

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA OR JAPAN

RECOMMENDED OFFER ("OFFER") BY ROBERT W. BAIRD LIMITED ("BAIRD") ON BEHALF OF DAISYTEK UK LIMITED ("DAISYTEK UK"), A WHOLLY-OWNED SUBSIDIARY OF DAISYTEK INTERNATIONAL CORPORATION ("DAISYTEK"), TO ACQUIRE ALL THE ISSUED ORDINARY SHARE CAPITAL OF ISA

NOTICE OF CLOSING OF THE OFFER

COMPULSORY ACQUISITION OF MINORITY INTERESTS

Daisytek UK announces that as at 11.00 a.m. on 26 June 2002, Daisytek UK owned legally and beneficially or had received valid acceptances in respect of 53,163,345 ISA Ordinary Shares, representing approximately 90.4 per cent. of the ISA Shares to which the Offer relates.

The Offer will remain open for acceptance until close of business on 10 July 2002 and will then be closed without further notice. Daisytek intends to exercise its rights pursuant to section 429 of the Companies Act 1985 to acquire compulsorily all the ISA Ordinary Shares outstanding at the expiry of the requisite notice period.

ISA shareholders should note that the Restricted Share Offer will close at 3:00 p.m. today. ISA Shareholders should also note that the cancellation of the admission of ISA Ordinary Shares to trading on the Alternative Investment Market will take effect on 12 July 2002.

Baird +44 (0) 20 7488 1212

Nicholas Sealy
David Silver

The Daisytek Directors and the directors of Daisytek UK accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Daisytek Directors and the directors of Daisytek UK (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Terms defined in the Offer Document dated 23 May 2002 shall have the same meanings in this announcement unless the context otherwise requires.

Baird, which is regulated in the UK by the Financial Services Authority, is acting exclusively for Daisytek and Daisytek UK and no one else in connection with the Offer and will not be responsible to anyone other than Daisytek and Daisytek UK for providing the protections afforded to customers of Baird nor for providing advice in relation to the Offer or any other matter referred to in this announcement.

The availability of the Offer to persons outside of the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable requirements. The Offer is not being made, directly or indirectly, in or into or by use of the mail or by any means or instrumentality (including, without limitation, telephonically or electronically) of inter-state or foreign commerce of or any facilities of a national securities exchange of Canada, Australia or Japan. Accordingly, copies of this announcement, the Offer Document, the Form of Acceptance and any related documents are not being, and must not be mailed or otherwise distributed or sent in or into or from Canada, Australia or Japan and doing so may invalidate any purported acceptance of the Offer.

US shareholders of ISA should note that the Offer is made for the securities of a non-US company. The Offer is subject to the disclosure requirements of a country that are different from those of the United States. The financial information relating to ISA included in the Offer Document was prepared in accordance with accounting standards that may not be comparable to the financial statements of US companies. US shareholders of ISA should be aware that Daisytek UK may purchase shares in ISA otherwise than under the Offer, such as in the open market or through privately negotiated purchases.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities.

This announcement, which is the sole responsibility of Daisytek and Daisytek UK, has been approved by Baird solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

If you are in any doubt about the Offer or the action that you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAISYTEK INTERNATIONAL CORPORATION

By:________________________________

Name: Ralph Doherty
Title: Executive Vice President
Date: June 27, 2002